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Cameco Announces Election of Directors and Achievement of Commercial Production at Cigar Lake at Annual General Meeting

Saskatoon, Saskatchewan, Canada, May 22, 2015    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced election of directors and the start of commercial production at the Cigar Lake operation at its annual general meeting today.

Commercial production signals a transition in the accounting treatment for costs incurred at the mine. During May, Cameco met all of the criteria for commercial production, including cycle time and process specifications. Therefore, effective May 1, 2015, all production costs, including depreciation, will be charged to inventory and subsequently recognized in cost of sales as the product is sold as disclosed in our first quarter management discussion and analysis.

Mining at Cigar Lake began in March 2014, with the first packaged uranium concentrate available in October 2014. The operation remains on track to achieve in 2015 the annual production target of 6 million to 8 million packaged pounds (100% basis). Cameco expects Cigar Lake to ramp up to its full annual production rate of 18 million pounds (100% basis) by 2018 (Cameco’s share 9 million pounds). The mine employs more than 600 highly-skilled workers, with the majority being residents of Saskatchewan’s north.

The Cigar Lake operation is owned by Cameco (50.025%), AREVA Resources Canada Inc. (AREVA) (37.1%), Idemitsu Canada Resources Ltd. (7.875%) and TEPCO Resources Inc. (5.0%) and is operated by Cameco.

Also at the meeting held on May 22, 2015, 11 board members were elected. Shareholders elected board members Ian Bruce, Daniel Camus, John Clappison, James Curtiss, Donald Deranger, Catherine Gignac, Tim Gitzel, James Gowans, Nancy Hopkins, Anne McLellan, and Neil McMillan. (Voting results are available below)

Voting Results for Cameco Directors

Nominee	Votes For	% Votes For	Withheld	% Votes Withheld
Ian Bruce	137,549,160	90.13%	15,054,747	9.87%
Daniel Camus	136,693,554	89.57%	15,910,352	10.43%
John Clappison	151,031,875	98.97%	1,571,367	1.03%
James Curtiss	137,061,991	89.82%	15,541,916	10.18%
Donald Deranger	149,853,275	98.20%	2,750,631	1.80%
Catherine Gignac	151,311,771	99.15%	1,292,135	0.85%
Tim Gitzel	150,647,345	98.72%	1,956,562	1.28%
James Gowans	151,291,693	99.14%	1,312,213	0.86%
Nancy Hopkins	150,464,812	98.60%	2,139,094	1.40%
Anne McLellan	137,844,507	90.33%	14,759,399	9.67%
Neil McMillan	150,618,597	98.70%	1,985,310	1.30%

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

Certain information contained in this news release constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws. These include statements that: We look forward to Cigar Lake contributing to our growth as it ramps up to full production capacity; the operation remains on track to achieve in 2015 the annual production target of 6 million to 8 million packaged pounds (100% basis); and Cameco expects Cigar Lake to ramp up to its full annual production rate of 18 million pounds (100% basis) by 2018. This information is based upon a number of assumptions that, while considered reasonable by management, are subject to significant uncertainties and contingencies. We have assumed that: our Cigar Lake development, mining and production plans succeed; there is no material delay or disruption in our plans as a result of ground movements, cave-ins, additional water inflows, a failure of seals or plugs used for previous water inflows, natural phenomena, delay in acquiring critical equipment, equipment failure or other causes; there are no labour disputes or shortages; our bulk ground freezing program progresses fast enough to deliver sufficient frozen ore to meet production targets; our expectation that the jet boring mining method will be successful; our expectation that the third jet boring system machine goes into operation on schedule in 2015 and operates as expected; we and AREVA obtain contractors, equipment, operating parts, supplies, regulatory permits and approvals when needed; modification and expansion of the McClean Lake mill are completed as planned, the mill is able to process Cigar Lake ore as expected and sufficient tailings capacity is available; and our mineral reserves estimate and the assumptions it is based on are reliable. This forward-looking information also involves known and unknown risks, uncertainties, and other factors that may cause actual results and developments to differ materially from those expressed or implied. They include risks: that an unexpected geological, hydrological or underground condition or an additional water inflow, further delays our progress; of ground movements and cave-ins; that we or AREVA cannot obtain or maintain the necessary regulatory permits or approvals; of natural phenomena, labour disputes, equipment failure, delay in obtaining the required contractors, equipment, operating parts and supplies or other reasons cause a material delay or disruption in our plans; that sufficient tailings facility capacity is not available; that our mineral reserves estimate is not reliable; that our development, mining or production plans for Cigar Lake are delayed or do not succeed for any reason, including as a result of any difficulties with the jet boring mining method or freezing the deposit to meet production targets, the third jet boring machine does not go into operation on schedule in 2015 or operate as expected, or any difficulties with the McClean Lake mill modifications or expansion or milling Cigar Lake ore. Please also see our most recent annual information form, annual MD&A and quarterly MD&A for other risks and assumptions relevant to the forward-looking information in this news release. We are providing this forward-looking information to help you understand management’s views regarding Cigar Lake uranium production and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

Qualified Person

The above scientific and technical information related to the Cigar Lake mining operation was approved by Les Yesnik, general manager, Cigar Lake, who is a qualified person for the purpose of National Instrument 43-101.

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Media inquiries:	Gord Struthers	(306) 956-6593